IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD COMPLETES THE SALE OF THE QUIMSACOCHA PROJECT

All amounts are expressed in Canadian dollars.

Toronto, Ontario, November 14, 2012 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced that it has completed a transaction with INV Metals Inc. ("INV Metals") to sell IAMGOLD Ecuador S.A., which includes the Quimsacocha project in Ecuador (the "Transaction").

IAMGOLD indirectly received an aggregate of 221,280,903 INV Metals' common shares ("INV Shares") as consideration for the sale. In addition, as part of INV Metals' private placement that was required as part of the Transaction, IAMGOLD acquired an additional 10 million INV Shares for $0.10 per INV Share. The total number of INV Shares received by IAMGOLD or its affiliates pursuant to the Transaction combined with the INV Shares IAMGOLD acquired in the related private placement is 231,280,903 INV Shares, which represents approximately 47% of all INV Shares issued and outstanding. Based on the closing price of the INV Shares on the Toronto Stock Exchange on November 6, 2012, the INV Shares acquired by IAMGOLD or its affiliates pursuant to the Transaction have a deemed value of $0.13 per INV Share, giving the Transaction a total value of approximately $30 million.

Pursuant to the Transaction, IAMGOLD will also be entitled to receive two milestone payments. The first milestone payment of 50 million INV Shares will be paid when INV Metals signs an exploitation contract with the government of Ecuador. The second milestone payment of 25 million INV Shares will be paid upon achieving commercial production. In the event the share issuance under a milestone payment would result in IAMGOLD holding more than 49.9% of the issued and outstanding INV Shares, the number of INV Shares issued in connection with such milestone payment will equal an amount that caps IAMGOLD's resulting ownership of INV Shares at 49.9% of the issued and outstanding INV Shares, and the difference between the number of INV Shares actually issued and those that were required to be issued but for the 49.9% limit (the "Excess INV Shares") will be (i) represented by an excess rights certificate which will entitle the holder to acquire, for a period of ten years from the date of issuance, that number of INV Shares that is equal to the Excess INV Shares, subject to standard adjustments, for no consideration at any time and from time to time upon exercise, or (ii) at the option of INV Metals, be paid in cash, with the amount determined by multiplying the number of Excess INV Shares by the market price of the Excess INV Shares.

Commenting on the sale, President and CEO Steve Letwin said, "Our strategy has been to focus on expanding our core long-life assets that can provide the greatest rate of return for IAMGOLD. Structuring the sale of Quimsacocha in this way allows IAMGOLD to participate in the future success of this project. We are pleased that INV Metals will reinitiate exploration at Quimsacocha and move the project forward.to maximize its value for all shareholders."

IAMGOLD directly and indirectly acquired the INV Shares pursuant to the terms of a share purchase agreement and a private placement subscription and holds the securities for investment purposes. IAMGOLD currently has no intention of acquiring ownership of, or control over, additional securities of INV Metals other than additional INV Shares that may be issued to IAMGOLD through the milestone payments.

In addition to the share purchase agreement, IAMGOLD entered into: (i) a registration rights agreement with INV Metals, (ii) an equity rights agreement, and (iii) a nomination agreement.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from five gold mines (including current joint ventures) on three continents. In the Canadian province of Québec, the Company also operates Niobec Inc., which produces more than 4.5 million kilograms of niobium annually, and owns a rare earth element resource close to its niobium mine. IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise. To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities. IAMGOLD's growth plans are strategically focused in certain regions in Canada, select countries in South America and Africa.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Toll-free: 1-888-464-9999 info@iamgold.com

IAMGOLD Corporation
401 Bay Street, Suite 3200
PO Box 153
Toronto, ON M5H 2Y4

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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